EXHIBIT 99.9

CONFIRMATION AND ASSUMPTION

TO:	The 2003 Noteholders (as defined below)

WHEREAS Pengrowth Corporation ("Old Pengrowth"), as issuer, and certain institutional investors, as purchasers (the "2003 Noteholders") are party to note purchase agreement dated April 23, 2003, as amended by a first amending agreement dated May 11, 2010 (the "NPA"), providing for the issuance of US $50,000,000 5.47% Senior Notes, Series B, due April 23, 2013 (the "Notes");

AND WHEREAS pursuant to a plan of arrangement effective January 1, 2011, Old Pengrowth, Pengrowth Energy Corporation, 1552168 Alberta Ltd. and Monterey Exploration Ltd. have amalgamated to form Pengrowth Energy Corporation ("Amalco");

AND WHEREAS Amalco wishes, in addition to its assumption by operation of law, to confirm its assumption of the liabilities of Old Pengrowth under the NPA and the Notes in favour of the 2003 Noteholders;

IN CONSIDERATION of the sum of Cdn.$1.00 now paid by 2003 Noteholders to Amalco and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), Amalco hereby:

1.
assumes all of the obligations, liabilities and indebtedness (present or future, absolute or contingent, matured or otherwise) of Old Pengrowth under, pursuant or relating to the NPA and the Notes, including without limitation, the due and punctual payment of the principal of the Notes, Make-Whole Amounts (if any) and interest on the Notes, and agrees to observe, perform and carry out all of the covenants and obligations of the same thereunder as fully and completely as if Amalco had executed and delivered the NPA and the Notes; and

2.
confirms and agrees that this Confirmation and Assumption is in addition to and shall not limit, derogate from or otherwise affect the provisions of any of the NPA and the Notes or the assumption by Amalco of the obligations, liabilities and indebtedness described herein or by operation of law.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the NPA.

DATED as of 12:01 a.m. on January 1, 2011.

PENGROWTH ENERGY CORPORATION

Per:	/s/ Derek W. Evans
Name: Derek W. Evans Title: President and Chief Executive Officer